GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193
(212) 351-4000

www.gibsondunn.com

June 7, 2005

Direct Dial (212) 351-4000	Client No. C 92365-00012

Fax No.
(212) 351-4035

VIA EDGAR AND HAND DELIVERY

Max A. Webb
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	TBS International Limited Registration Statement on Form S-1, filed March 7, 2005 File No. 333-123157

Dear Mr. Webb:

On behalf of TBS International Limited ("TBS" or the "company"), this letter responds to your letter, dated June 1, 2005, regarding the Registration Statement on Form S-1, filed on March 7, 2005, as amended by Amendment No. 1 thereto, filed on March 8, 2005, Amendment No. 2 thereto, filed on April 19, 2005, Amendment No. 3 thereto, filed on May 16, 2005 and Amendment No. 4 thereto, filed on May 31, 2005 (as so amended, the "Registration Statement") and your letter dated June 7, 2005, regarding draft Amendment No. 5 thereto, a copy of which was provided to you on June 3, 2005.

We are responding, on the company's behalf, to each of the Staff's comments below. To facilitate the Staff's review, we invite the Staff supplementally to review the following bullet points which explain in greater detail a series of steps that are being taken to simplify the company's capital structure in connection with the offering.

Background and Purpose of Recapitalization

•	TBS has a complex capital structure that was put in place as it emerged from its Chapter 11 proceeding. This structure comprises (i) three classes of common shares, (ii) one class of preference shares, (iii) three classes of warrants and (iv) debt securities. This complex structure was designed to:

•	provide the creditors in the Chapter 11 proceeding with their negotiated return on investment;

•	provide the equity holders and management with suitable incentives; and

•	create a capital structure that did not result in unnecessary imposition of tax.

•	The current capital structure is no longer necessary, as the creditors in the Chapter 11 proceeding have received their negotiated return on investment, nor, given its complexity, is it desirable for a public company. TBS therefore determined to simplify its capital structure by reducing the number of classes of common shares and eliminating the outstanding preference shares.

•	To permit TBS to qualify for exemption from U.S. income taxes imposed on the international operation of ships following the recapitalization and the offering, TBS determined to create two classes of common shares with different voting rights. The creation of these two classes would permit an allocation of voting power and economic interest that would maximize tax efficiency.

Steps to Effect Recapitalization

•	Each outstanding preference share will convert into two old Class C shares as specified in the company's bye-laws.

•	Each outstanding Class A, Class B and Class C share will be consolidated on a 2.5-for-1 basis for the purpose of changing the par value of the common shares from $.004 per share, which would be an unusual par value for a publicly-traded security, to $.01 per share.

•	Following the 2.5-for-1 consolidation, all outstanding Class A, Class B and Class C shares will be redesignated into an aggregate 2,400,000 new Class B shares, with the result that all existing shareholders will hold new Class B shares in equal percentages to their prior aggregate holdings of Class A, Class B or Class C shares.

•	Approximately 2.288 new Class A shares and 3.85 additional new Class B common shares subsequently will be issued for each new Class B share then-outstanding. The relative number of new Class A and Class B shares to be issued was calculated to produce a number of fully-diluted shares that:

•	when considering the valuation of the company, would result in a price to the public within the desired range of the initial price to the public; and

•	would allocate voting power and economic interests in a tax efficient manner, to permit TBS to qualify for the "publicly traded" exemption from U.S. income taxes imposed on the international operation of ships (see page 82 of the prospectus) and to avoid classification of the company as a controlled foreign corporation (see page 120).

•	Each new Class A share will have one vote and each new Class B share will have one-half of one vote. Following the offering, all of the new "low-vote" Class B shares will be held by existing shareholders. All of the shares sold in the offering will be new Class A shares, which carry full voting power.

•	Each existing shareholder will receive new Class A and Class B shares in the same conversion ratio as each other existing shareholder. As a result of the steps described above, each existing shareholder will receive approximately 0.92 new Class A shares and 1.94 new Class B shares for each old Class A, Class B or Class C share now held.

•	The company expects that warrants to purchase 2,034,426 old Class C shares will be exercised for 1,862,273 new Class A and 3,946,787 new Class B shares and has been notified by certain warrantholders that they intend to cancel Series A warrants to purchase 483,556 Class C common shares, or 442,646 new Class A and 938,117 new Class B common shares.

Following the share conversions and warrant exercise described above, 7,354,551 new Class A and 15,586,787 new Class B shares will be outstanding. Due to the conversion of the Class B common shares being sold by the selling shareholders into Class A common shares, the number of Class A common shares outstanding, after giving effect to the offering, will increase by 1,744,018 and the number of Class B common shares outstanding will decrease by the same number. Finally, after giving effect to the company's sale of 4,750,000 new Class A common shares, the company will have 13,848,569 Class A common shares and 13,842,769 Class B common shares outstanding.

* * *

Each of your comments is set forth below, followed by the corresponding response. The page references in our responses are to the revised prospectus included in Amendment No. 5 to the Registration Statement ("Amendment No. 5"), which is being filed today by electronic submission.

June 1, 2005 Comment Letter:

Capitalization, page 21

Comment 1

We note your changes to the Capitalization table as requested in our prior comment 5. However, we would like you to clarify in the disclosure how the adjusted New Class A and New Class B amounts of $138 are determined since we cannot determine this from your current disclosures. Also, as requested in our prior comment, please revise to clearly indicate the number of New Class A and New Class B shares outstanding, as adjusted for the changes in capital structure and as adjusted for the offering.

Response 1

Pages 21 and 22 have been revised to include the disclosure requested.

Dilution, page 23

Comment 2

Please tell us how the total cash consideration paid by your existing shareholders of $5,644,793 was calculated or determined.

Response 2

The company represents that the total cash consideration paid by existing shareholders comprises:

(a)    $2,605,606 in assets contributed by Messrs Royce and Blatte upon the formation of Westbrook Holdings, a predecessor of the company, in 1992; these assets consisted principally of three ships, the fair market values of which were determined through contemporaneous appraisals performed for insurance purposes;

(b)    $1,500,000 paid by the existing shareholders to acquire 1,000,000 preference shares previously issued to the company's bondholders following its reorganization in bankruptcy and acquired from such holders by TBS Commercial Group, an affiliate of the company, in March 2004;

(c)    $11,000 paid by the existing shareholders to acquire 1,000,000 Class C common shares from TBS Commercial Group; and

(d)    $28,187 paid by Messrs Royce and McNelis to acquire an aggregate of 2,562,425 Series A, Series B and Series C warrants previously issued to the company's bondholders following its reorganization in bankruptcy and acquired from such holders by TBS Commercial Group, an affiliate of the company, in March 2004.

The company notes that the total cash consideration paid by existing shareholders set forth in Amendment No. 4 was overstated by $1,500,000, because the amount set forth in item (b) above was inadvertently counted twice. The disclosure on page 23 has been revised accordingly.

Unaudited Pro Forma Consolidating Financial Information, page 24

Comment 3

We note the disclosures added to page 24 in response to our prior comment number 6 but do not believe that your response or your revised disclosures were fully responsive to our prior comment. Please tell us and revise your disclosure to explain why the shares issued on conversion of your 1,500,000 existing Class A common shares, 1,500,000 existing Class B common shares and 5,034,426 Class C shares (after adjustment for the conversion of the preference shares and exercise of the Series A warrants) were first consolidated into new Class B common shares on a 2.5 for 1 basis and explain how the terms of this conversion were determined. Also, explain why 2.29 new Class A common shares and 3.85 new Class B common shares were then issued to each holder of Class B common shares and explain how the ratios of Class A and Class B shares issued were calculated or determined. Also, clarify whether certain shareholders received Class A versus Class B shares in this transaction and explain the rationale for the types of shares issued to your shareholders. We may have further comment upon receipt of your response. Your discussion of this matter included on page 38 of MD&A and in Notes 2 and 14 to your financial statements should be similarly revised.

Response 3

The information set forth in the bulleted introductory paragraphs to this letter and on page 25 of the prospectus describes the purposes and effects of the share recapitalization. Page 42 in MD&A and Notes 2 and 14 to the company's financial statements have been revised to include additional details regarding the recapitalization.

Unaudited Pro Forma Consolidating Balance Sheet, page 26

Comment 4

Please revise your disclosure to include a footnote explaining the determination of the amounts in the pro forma adjustments column reducing common shares, New Class B by (18) and increasing common shares, New Class A by 64.

Response 4

Pages 27 and 28 have been revised to include the disclosure requested.

Unaudited Pro Forma Consolidating Income Statement, Page 29

Comment 5

We note your response to our prior comment number 7 and the disclosure that has been added to footnote (1) in response to our comment but do not believe that your revised disclosures are fully responsive to our prior comment. Please revise footnote (1) to explain in further detail how the conversion of your Class A, Class B and Class C common shares into new Class A and new Class B shares will be accomplished. Your revised footnote disclosure should be presented in a level of detail consistent with that provided in the third paragraph on page 24 explaining how the conversion will be accomplished. You will also need to explain in further detail how the adjustment to the weighted average shares used to determine your diluted weighted average shares outstanding was calculated or determined. The disclosures provided in Note 2 to your financial statements should be similarly revised.

Response 5

Footnote (1) to the pro forma consolidating income statement on page 30 and Note 2 to the company's financial statements have been revised to explain in further detail how the conversion of Class A, Class B and Class C common shares into new Class A and new Class B shares will be accomplished. A new footnote (6) has been added to the pro forma income statement to provide additional information regarding the calculation of diluted shares outstanding.

Financial Statements
Note 12.    Shareholders' Equity, page F-21

Comment 6

We note your response and the disclosure that has been provided in Note 12 in response to our prior comment number 12. Please revise Note 12 to clarify why Series A warrants to purchase 2,034,426 Class C common shares are currently outstanding as disclosed in Note 12 if only 1,769,123 Series A warrants were issued in connection with the Company's emergence from bankruptcy. If additional warrants were issued as a result of the anti-dilution provisions in the warrants, revise the notes to your financial statements to disclose the transactions that triggered the issuance of the warrants and indicate the number of additional warrants issued.

Response 6

Note 14 to the company's financial statements ("Subsequent Events—Effect of offering-related transactions") has been revised to include the disclosure requested, as the anti-dilution provisions of the warrants are triggered by the events described in that note.

Note 13.    Purchase of Vessels, page F-23
Note 14.    Subsequent Events – Vessels under contract for purchase, page F-25

Comment 7

We note the disclosure in Notes 13 and 14 describing the Company's purchase of various vessels during 2004 and 2005 as well as vessels under contract for purchase. As it appears many of your purchases are used vessels that were previously involved in revenue generating activity, please explain in detail why you do not believe the acquisitions of these vessels represent businesses for which audited financial statements and pro forma financial information should be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X.

Assuming a satisfactory response to the above comment, please revise appropriate sections of your document, including MD&A to explain your basis for your conclusion.

Response 7

The company has given consideration to Rule 3-05 of Regulation S-X and further to the determination of whether a business has been acquired in accordance with the guidance set forth in Rule 11-01(d) of Regulation S-X and Emerging Issues Task Force (EITF) 98-3 Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, which defines a business, as it relates to the purchase of the 15 vessels during 2004 and 2005 as well as the vessels under contract for purchase.

General

In accordance with the guidance provided by Rule 11-01(d) of Regulation S-X, the fundamental question is whether there is sufficient continuity of the operations of the acquired vessels prior to and after the acquisitions to make disclosure of prior financial information material to an understanding of future operations. The facts and circumstances that should be considered in evaluating whether an acquisition of an asset constitutes the acquisition of a "business", in other words whether there is sufficient continuity of operations, include:

•	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

•	Whether any of the following attributes remain with the component after the transaction

•	Physical facilities

•	Employee base

•	Market distribution system

•	Sales force

•	Customer base

•	Operating rights

•	Production techniques

•	Trade names

The company believes that there is essentially no continuity of operations of the vessels prior to and after the acquisitions

The purchase agreement utilized by the company was an industry standard form adopted by the Norwegian Shipbrokers Association and the Baltic and International Marine Council (BIMCO). This agreement form deals with terms related to the physical condition of the vessel, including inspection of the Classification Society and the buyer's right to inspection and delivery of documents such as certificate of ownership and confirmation of Class Issued. The agreement form does not provide for financial information or historical results for the vessels to be made available to the buyer.

As a result, the company has no right to obtain any historical financial information concerning the purchased vessels. While accepting that the lack of available or comparable financial statements makes it impossible to prove, the company believes that its operating results, due to the differences in the routes it operates, the shippers and consignees it serves, the cargoes it carries, the freight rates and charter hire rates it charges and the costs it incurs in operating its vessels, must be significantly different from the operating results of the vessels while owned by their prior owners.

The nature of the revenue producing activity will not remain generally the same

The revenue-producing activity of all but two of the vessels purchased in 2004 and 2005 and the vessels under contract for purchase will be generated from carrying cargoes for the company's customers on the routes served by the company. The revenue-producing activity of two vessels will be generated, for a brief period of time, from existing charters with terms that extend beyond the date of acquisition. The company has no intention of extending those charters beyond the existing term.

•	Thirteen of the 15 vessels since purchase have been, or upon purchase will be, operated by different parties than their former owners, serving different customers, carrying different cargoes, charging different rates, covering different routes and in all respects engaging in different business with different revenues, costs and operating margins.

•	One of the 15 vessels has been, and one of the vessels will be, acquired with existing charter commitments in place for relatively short periods of time — 18 months after purchase in the case the vessel already acquired and six months after purchase in the case of the vessel to be acquired.

•	The company was unable to purchase these vessels without the consent of the charterer nor is it able to terminate these charters without such consent; the company has no intention of renewing the charter arrangements thereafter.

•	The company notes, however, that the transfer of the vessel does not in and of itself transfer the revenue producing activity — the charter and the charter fees that are payable pursuant to the charter — because the charter is a separate service agreement that cannot be transferred without the charterer's consent.

Whether any of the following attributes remain with the component after the transaction

•	Physical facilities

The vessels clearly will be the same vessels, but they will be re-registered, re-flagged, re-named and subject to a thorough inspection and maintenance by the company.

•	Employee base

There are no employees included in the purchase. The company will provide its own captains, senior officers and new crew to the vessels. As discussed further below, all of the employee support, from ship management to customer relations, will be provided by the company and its affiliates. There will be no continuity of the employee base.

•	Market distribution system

The company's marketing efforts are conducted solely by its own employees and the employees of its subsidiaries and affiliates, principally TBS Shipping Services and TBS Commercial Group. TBS Shipping Services and TBS Commercial Group provided no services to the sellers of the vessels. There will be no continuity of the market distribution system.

•	Sales force

The company's sales force comprises its own employees and the employees of its subsidiaries and affiliates, principally TBS Shipping Services and TBS Commercial Group. TBS Shipping Services and TBS Commercial Group provided no services to the sellers of the vessels. There will be no continuity of the sales force.

•	Customer base

The company has acquired and is acquiring these vessels to serve its own customers on its existing trade routes. There will be no continuity of the customer base.

•	Operating rights

The company is required to re-register the vessels with the appropriate licensing and flagging authorities and cannot acquire the rights to operate a vessel simply by acquiring the vessel. The company must put in place new trading certificates and licenses to change ownership of the vessel and put new insurance agreements in place. The operating rights cannot be transferred from one operator to another. There will be no continuity of operating rights.

•	Production techniques

The closest analogy to "production techniques" for these vessels is the manner in which the company provides its services to shippers and consignees in arranging for the most efficient transport of their cargoes. These skills, the "intellectual property" used in the operation of the company's business, already reside with the company. None of them are being acquired with the vessels. The company will operate these vessels in a different manner, on different routes, for different customers with different cargoes. There will be no continuity of production techniques.

•	Trade names

The company renames all of its vessels upon acquisition. There will be no continuity of trade names.

Further Discussion

EITF 98-3 states that "for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its output to customers." The purchase of a vessel alone can not operate or generate revenue without the significant inputs and processes described below:

•	The presence of an experienced captain, senior officers and crew are crucial to a vessel's operations. The sale of the vessels does not include any transfer of captain, senior officers or crew. The company will provide its own, new captains, senior officers and crew to the vessels.

•	The management of the vessels is critically important to the operation of the vessels. The sale of the vessels does not include the transfer of any of the management activities. After acquisition, the vessels are managed by a new manager, Roymar Ship Management, the company's subsidiary. All of the functions of vessel management, from technical ship management to crewing, vessel maintenance and drydocking, are conducted by Roymar, in a manner different from the prior manager, according to the company's exacting standards.

•	The commercial activities that support the voyages also are essential to the operations of the vessels. The sale of the vessels does not include the transfer of any of the commercial activities. After acquisition, the necessary commercial activities — maintaining customer relationships, providing local teams of commercial agents and port captains, offering transportation management skills and logistics solutions — are provided by our subsidiary TBS Shipping Services and our affiliate TBS Commercial Group in manner different from the former owners.

•	The company has a trade name which is known in the industry and highly regarded, the vessels will operate under this trade name and carry the distinctive TBS Indian tribe naming convention.

In short, all of the most important elements of operating the assets — in fact, all of the elements of the business of ocean transportation other than the vessels themselves — are not being transferred with the vessels.

EITF 98-3 also states that a business is a "self sustaining integrated set of activities and assets (consisting of inputs, processes and outputs) conducted and managed for the purpose of providing a return to investors" EITF 98-3 sets out key elements to determine whether the transferred set of activities and assets is a business. With the exception of the existence of a long-lived asset (the vessel), the transferred set of activities and assets does not include intellectual property, access to necessary materials or rights, employees, management systems and processes or access to customers.

Included, in the table below, is a detailed analysis of each vessel acquisition and the changes to the revenue producing activity which supports our assessment.

As a result of the items mentioned above, there will be substantial, fundamental changes in the operations of the acquired vessels. This fact, coupled with the lack of inputs and processes, the change in the revenue-producing activities and the attributes detailed in Regulation S-X 11-01(d) not remaining, the company believes that the purchases of the vessels do not qualify as a business and has therefore treated the purchases as asset acquisitions.

The following table shows, for each of the purchased vessels, the degree to which the acquired vessels undergo these substantial and fundamental changes:

Vessel Name		Date Purchased	Purchase Price	Active Sub Time Charter	Crew Changed Upon Purchase	Flag	Vessel will be TBS- branded	Mgmt. Company	Mainten- ance	Marketing	Inherited Customer Base
Current	Previous
			(In thousands)
Vessels purchased in 2004:
Tuckahoe Maiden	Anangel Jupiter	05/18/04	$6,000	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Taino Maiden	Anangel Bravery	10/29/04	$6,300	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Iroquois Maiden	Vienna Wood N	07/12/04	$12,295	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Manhattan Princess	Chios Luck	07/19/04	$12,360	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Wichita Belle	New Era	11/10/04	$13,000	Yes	Yes	Changed	Yes	Changed	Changed	Changed	No

Vessels purchased in 2005:
Ainu Princess	Sea Peace	02/23/05	$8,625	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Siboney Belle	Sea Pistis	02/09/05	$8,625	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Tamoyo Maiden	Sea Patheon	01/18/05	$8,000	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Mohawk Princess	Zeno	02/16/05	$12,000	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Tuscarora Belle	Anangel Dignity	04/20/05	$12,750	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Miami Maiden	Doric Shield	04/26/05	$12,240	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Chesapeake Belle	Anangel Success	04/25/05	$12,750	No	Yes	Changed	Yes	Changed	Changed	Changed	No

Vessel Name		Date Purchased		Purchase Price	Active Sub Time Charter	Crew Changed Upon Purchase	Flag	Vessel will be TBS- branded	Mgmt. Company	Mainten- ance	Marketing	Inherited Customer Base
Current	Previous
				(In thousands)

Vessels to be purchased in 2005:
Shinnecock Belle	Sea Merit	6/4/05	(P)	$15,300	Yes	Yes	Changed	Yes	Changed	Changed	Changed	No
Biloxi Belle	Arrow	6/30/05	(P)	$15,500	No	Yes	Changed	Yes	Changed	Changed	Changed	No
Maya Princess	Taurus	7/15/05	(P)	$15,810	No	Yes	Changed	Yes	Changed	Changed	Changed	No

P = Proposed

In addition, pages 41 and 42 in MD&A have been revised to include the disclosure requested.

Exhibits
Exhibit 5.1

Comment

Please delete the last sentence in the fourth paragraph of the opinion.

Response

Exhibit 5.1 has been revised as requested.

June 7, 2005 Comment Letter:

General

Comment 1

Please provide a currently dated consent from the independent public accountant in the next amendment.

Response 1

We note the Staff's comment. We have included currently dated consents of the Independent Registered Public Accounting Firm in Amendment No. 5.

Dilution, page 23

Comment 2

We note from your response to comment 2 that the cash consideration paid by existing shareholders is comprised of amounts from four different sources. Please revise your disclosure to add a footnote discussing each amount comprising the total cash consideration paid by existing shareholders.

Response 2

Pages 23 and 24 have been revised to include the disclosure requested.

Note 2. Summary of Significant Accounting Policies.
Pro Forma Information

Comment 3

We note the disclosures added to Note 2 in response to our previous comment 3. Please revise to include disclosure of the conversion of the Class B common shares being sold by the selling shareholders into Class A common shares that will result in an increase of 1,744,018 Class A common shares and a decrease in the same amount to the Class B common shares.

Response 3

Note 2 has been revised to include the disclosure requested.

* * *

We believe the foregoing and Amendment No. 5 are responsive to your comments.

If you should have any questions or further comments with respect to the Registration Statement, please direct them to the undersigned at (212) 351-3920 or Andrew L. Fabens of my firm at (212) 351-4034. Facsimile transmissions may be sent to (212) 351-4035.

Very truly yours,
/s/ Steven R. Finley Steven R. Finley

SRF/ljy

cc:	Joseph E. Royce TBS International Limited Commerce Building Chancery Lane Hamilton HM 12, Bermuda

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004